Exhibit 99.1

VIA optronics AG Announces Receipt of

Notice Regarding NYSE Continued Listing Standards

Nuremberg, Germany: January 16, 2024 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced that on December 19, 2023 it received a letter from the New York Stock Exchange (the “NYSE”) notifying the Company that it is below the NYSE's continued listing standards due to the trading price of the Company’s listed shares.

Pursuant to Section 802.01C of the NYSE's Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security is less than US $1.00 over a consecutive 30 trading-day period. The Company has six months (the "Cure Period") following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US $1.00 and an average closing share price of at least US $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US $1.00 closing share price on the last trading day of the cure period and a US $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

The Company has notified the NYSE on December 22, 2023 of its intent to cure within the applicable time period. The Company’s common stock will continue to be listed and trade on the NYSE during the cure period, subject to the Company’s compliance with other NYSE continued listing standards. The Company’s receipt of the Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; the outcome of any potential internal investigations and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words.

Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, risks relating to: (1) operational execution, including the extent to which the Company can realize the benefits of changes to the Management Board and planned operational improvements; (2) competitive conditions and customer preferences; (3) disruption in supply chain and distribution; (4) increases or volatility in the cost of raw materials and commodities; (5) failure to meet high and ethical standards; and (6) significant changes or deterioration in customer relationships. Additional factors are described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations

Griffin Morris

Margaret Jones
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com